Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Telephone (212) 903 9000 Facsimile (212) 903 9100 Direct Line (212) 903 9424 peter.cohen-millstein@linklaters.com

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND E-MAIL	February 7, 2017

Re:	Transportadora de Gas del Sur. S.A. Schedule TO-T filed January 5, 2017 by PCT LLC, Grupo Inversor Petroquímica S.L. and WST S.A. SEC File No. 005-46666

Dear Mr. Duchovny:

On behalf of PCT LLC (“PCT”), Grupo Inversor Petroquímica S.L. (“GIP”) and WST S.A. (“WST”) (collectively, the “Offerors”), we are writing in response to the comments of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the above-referenced filing contained in your comment letter dated February 2, 2017.

In addition to the responses below, the Offerors have filed today an amendment to the Schedule TO-T to address the Staff’s comments (the “Amendment No. 2”).

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by the Offerors’ response immediately thereafter. Capitalized terms used, but not otherwise defined, in this letter shall have the meanings ascribed to them in the Amendment No. 2.

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Offer to Purchase

1.  We note your response to prior comment 2. Please provide us with your legal analysis of the application of Rule 14e-5 to your arrangement with PointArgentum to purchase subject securities. In this respect, we note that PointArgentum appears to be a Covered Person, as defined in Rule 14e-5, and that your disclosure indicates that PCT intended to enter into the Backstop Commitment Letter prior to the commencement of the Argentine Offer.

Notwithstanding the belief of the Offerors that the proposed arrangement with PointArgentum would not be violative of Rule 14e-5, PCT has made a commercial decision not to proceed with the arrangement. In light of this commercial decision, the Offerors have amended the U.S. Offer to Purchase by deleting the second, third, fourth, fifth and sixth paragraphs on page 23 of the U.S. Offer to Purchase.

2. We note that you have extended the expiration date of the tender offer to February 27, 2017. Please revise to disclose the approximate number of securities deposited to date. Refer to Rule 14e-1(d).

In response to the Staff’s comment, the Offerors have amended and supplemented the U.S. Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the U.S. Offer to Purchase, as follows:

“As of January 27, 2017, approximately 6,212 ADSs had been tendered by holders in the U.S. Offer. As of February 6, 2017, approximately 7,458 ADSs have been tendered and not withdrawn by holders in the U.S. Offer.”

3. We note your response to prior comment 7. It is unclear how the described proration procedures would comply with Section 14(d)(6) of the Securities Exchange Act of 1934 and Rule 14d-8. Please revise or advise.

The proration procedures described in the U.S. Offer to Purchase are mandated by Article 70 (Distribution and Proration Rules), Section VII, Chapter II, Title III of the CNV Regulations (“Article 70”). We note the Staff’s position that Article 70 may not comply with Section 14(d)(6) and Rule 14d-8 under the Securities Exchange Act of 1934. The interaction between the two rules may mean that without relief from the CNV or from the SEC, it may not be possible to comply with U.S. and Argentine Securities laws, respectively. In discussions between the CNV and the Offerors, the CNV has made it clear to the Offerors that in its view if the Offers (or either of them) did not follow the proration mechanics described in Article 70, the Offers would be non-compliant with Argentine rules. On February 6, 2017, the Offerors met with the CNV who confirmed that a request for exemptive relief from application of the pro-ration mechanics described in Article 70 would be denied by the CNV.   Therefore, we intend to submit to the Staff a request for no-action relief, requesting that the Staff grant us exemptive relief from Section 14(d)(6), Rule 14d-8 and Rule 14d-(10)(a)(2) under the Securities Exchange Act of 1934.

4. We note your response to prior comment 15. Please disclose an update as to the approval of the offer by the CNV.

In response to the Staff’s comment, the Offerors have revised the sixth full paragraph on page 19 of the U.S. Offer to Purchase as follows:

“As of December 22, 2016 the board of directors preliminarily approved the Argentine Offer and only final approval from the CNV staff is required for the Argentine Offer to be authorized. Final approval of the Argentine Offer from the CNV was received on February 6, 2017.”

In the context of this letter, representatives of Linklaters LLP are admitted to practice only in the State of New York. To the extent that this letter summarizes Argentine law, we have relied on advice from Marval, O’Farrell & Mairal, Argentine counsel to the Offerors. If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (212) 903-9424.

Yours sincerely,

/s/ Peter Cohen-Millstein
Peter Cohen-Millstein

cc:
Grace Lee, PCT LLC
Luis Alberto Fallo, Grupo Inversor Petroquímica S.L.
Hugo Nestor Galluzzo, Grupo Inversor Petroquímica S.L.
Pablo Tarantino, WST S.A.
Agustin Griffi, WST S.A.
 Conrado Tenaglia, Linklaters LLP